June 26, 2025

Rajiv Shukla
Chief Executive Officer
Longevity Health Holdings, Inc.
2403 Sidney Street, Suite 300
Pittsburg, Pennsylvania 15203

       Re: Longevity Health Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 10-Q for the Fiscal Quarter Ended March 31, 2025
           Response Dated June 17, 2025
           File No. 001-40228
Dear Rajiv Shukla:

     We have reviewed your response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2025
Notes to Condensed Consolidated Financial Statements
Note 4 - Elevai Acquisition, page 13

1. We have reviewed your response to comment 4 and have the following additional comments. Please:

             Describe for us the facts and circumstances of whether you continued to utilize the referenced third party for production of the acquired products and whether there was a related acquired contract;
             Describe for us when and how production of the acquired products commenced;
             Tell us how you considered the applicability of ASC 805-10-55-5E
(b) to your
           facts and circumstances and the referenced third party; and
             Provide us the calculation of your 89% determination and also tell us how you
 June 26, 2025
Page 2

          considered ASC 805-10-55-5C (a) which sets forth that a tangible asset and an intangible asset should not be considered similar assets.

       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services